SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

MANOR CARE, INC.

(Name of Applicant)

333 North Summit Street
Toledo, Ohio 43604-2617
(Address of Principal Executive Office)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount
2.125% Convertible Senior Notes due 2023	up to $100,000,000 aggregate principal amount

Approximate date of proposed public offering:
As soon as practicable after the date of this Application for Qualification.

R. JEFFREY BIXLER
VICE PRESIDENT AND GENERAL COUNSEL
MANOR CARE, INC.
333 NORTH SUMMIT STREET
TOLEDO, OHIO 43604-2617
(419) 252-5500
(Address, including Zip Code and Telephone Number, including area code, of
Agent for Service)

With copies to:
Michael D. Levin
Latham & Watkins LLP
Sears Tower, Suite 5800
233 South Wacker Drive
Chicago, Illinois 60606

GENERAL

1. General Information

     (a) Manor Care, Inc. (the “Company” or “Manor Care”) is a corporation.

     (b) The Company was organized under the laws of the State of Delaware.

2. Securities Act Exemption Applicable

     Upon the terms set forth in an Offer to Exchange dated November 3, 2004 (the “Offer to Exchange”), the Company is offering to exchange (i) $1,000 in principal amount of its 2.125% Convertible Senior Notes due 2023 (the “New Restricted Notes”) for each $1,000 in principal amount of its currently outstanding 2.125% Convertible Senior Notes due 2023 (CUSIP No. 564055AD3) (the “Old Restricted Notes”) and (ii) $1,000 in principal amount of its 2.125% Convertible Senior Notes due 2023 (the “New Unrestricted Notes” and together with the New Restricted Notes, the “New Notes”) for each $1,000 in principal amount of its currently outstanding 2.125% Convertible Senior Notes due 2023 (CUSIP No. 564055AE1) (the “Old Unrestricted Notes” and together with the Old Restricted Notes, the “Old Notes”). In addition, the Company is offering a one time cash payment (an “Exchange Fee”) equal to 0.25% of the principal amount of Old Notes exchanged for New Notes. The exchange of Old Notes for New Notes and the payment of the Exchange Fee is referred to herein as the “Exchange Offer.” If the Exchange Offer is completed, the New Notes will be governed by the indenture (the “Indenture”) to be qualified under this Application for Qualification of Indenture on Form T-3. The New Restricted Notes will be exchanged for Old Restricted Notes and will contain restrictions (including restrictive legends) similar to those in the Old Restricted Notes and New Unrestricted Notes will be exchanged only for Old Unrestricted Notes. As the New Notes (and the Exchange Fee)are proposed to be offered for exchange by the Company with its existing noteholders exclusively and solely for outstanding Old Notes of the Company, the transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof and Rule 150 promulgated thereby. No sales of securities of the same class as the New Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed. No consideration has been, or is to be given, directly or indirectly, to any person in connection with the transaction, except for the customary payments to be made in respect of preparation, printing, and mailing of the Offering Circular and related documents and the engagement of Global Bondholder Services Corporation as Information Agent and Exchange Agent for the Company and the payment of the Exchange Fee. No holder of the outstanding securities has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer.

AFFILIATIONS

3. Affiliates

     The following is a list of affiliates of the Company as of the date of this application. The Company owns, directly or indirectly, 100% of the capital stock or membership interests as the case may be, of each of its subsidiaries, except where otherwise indicated.

Affiliate Companies

HCRC INC.*
ANCILLARY SERVICES MANAGEMENT, INC.*
HEALTH CARE AND RETIREMENT CORPORATION OF AMERICA*
GEORGIAN BLOOMFIELD, INC.*

HGCC OF ALLENTOWN, INC.*
LINCOLN HEALTH CARE, INC.*
BIRCHWOOD MANOR, INC.*
DONAHOE MANOR, INC.*
EAST MICHIGAN CARE CORPORATION*
GREENVIEW MANOR, INC.*
HCRA OF TEXAS, INC.*
HCR MANOR CARE SERVICES, INC.*
HEARTLAND CARE, LLC*
IONIA MANOR, INC.*
KNOLLVIEW MANOR, INC.*
MARINA VIEW MANOR, INC.*
KENSINGTON MANOR, INC.*
RIDGEVIEW MANOR, INC.*
SPRINGHILL MANOR, INC.*
SUN VALLEY MANOR, INC.*
THREE RIVERS MANOR, INC.*
WASHTENAW HILLS MANOR, INC.*
WHITEHALL MANOR, INC.*
CANTERBURY VILLAGE, INC.*
MILESTONE HEALTHCARE, INC.*
MILESTONE STAFFING SERVICES, INC.*
HCR REHABILITATION CORP.*
HEARTLAND REHABILITATION SERVICES, INC.*
REHABILITATION ASSOCIATES, INC.*
HERBERT LASKIN, RPT — JOHN MCKENZIE, RPT PHYSICAL THERAPY PROFESSIONAL ASSOCIATES, INC.*
HEARTLAND HOME CARE, INC.*
REINBOLT & BURKAM, INC.*
PERRYSBURG PHYSICAL THERAPY, INC.*
HEARTLAND MANAGEMENT SERVICES, INC.*
MID-SHORE PHYSICAL THERAPY ASSOCIATES, INC.*
REHABILITATION SERVICES OF ROANOKE, INC.*
HEARTLAND REHABILITATION SERVICES OF FLORIDA, INC.*
REHABILITATION ADMINISTRATION CORPORATION*
RICHARDS HEALTHCARE, INC.*
HCR MANORCARE MEDICAL SERVICES OF FLORIDA, INC.*

HCR PHYSICIAN MANAGEMENT SERVICES, INC.*
BLUE RIDGE REHABILITATION SERVICES, INC.*
DIVERSIFIED REHABILITATION SERVICES, INC.*
MEDI-SPEECH SERVICE, INC.*
MILESTONE HEALTH SYSTEMS, INC.*
MILESTONE REHABILITATION SERVICES, INC.*
MILESTONE THERAPY SERVICES, INC.*
THERASPORT PHYSICAL THERAPY, INC.*
ANCILLARY SERVICES, LLC*
HEARTLAND SERVICES CORP.*
HCR HOME HEALTH CARE AND HOSPICE, INC.*
HEARTLAND HOME HEALTH CARE SERVICES, INC.*
HEARTLAND HOSPICE SERVICES, INC.*
RVA MANAGEMENT SERVICES, INC.*
EYE-Q NETWORK, INC.*
VISION MANAGEMENT SERVICES, INC. (98% OWNED)
NUVISTA REFRACTIVE SURGERY AND LASER CENTERS, INC.
HCR INFORMATION CORPORATION*
HEARTLAND INFORMATION SERVICES, INC.*
HEARTLAND BANGALORE TRANSCRIPTION AND SERVICES PRIVATE LIMITED (1% OWNED)
HEARTLAND DELHI TRANSCRIPTION AND SERVICES PRIVATE LIMITED (1% OWNED)
HEARTLAND INFORMATION AND CONSULTANCY SERVICES PRIVATE LIMITED (1% OWNED)
HEART LAND ASIA (MAURITIUS) LIMITED
HEARTLAND BANGALORE TRANSCRIPTION AND SERVICES PRIVATE LIMITED (99% OWNED)
HEARTLAND DELHI TRANSCRIPTION AND SERVICES PRIVATE LIMITED (99% OWNED)
HEARTLAND INFORMATION AND CONSULTANCY SERVICES PRIVATE LIMITED (99% OWNED)
MANOR CARE OF AMERICA, INC.*
MANORCARE HEALTH SERVICES, INC.*
AMERICAN HOSPITAL BUILDING CORPORATION*
COLEWOOD LIMITED PARTNERSHIP (1% OWNED)*
AMERICANA HEALTHCARE CENTER OF PALOS TOWNSHIP, INC.*
AMERICANA HEALTHCARE CORPORATION OF GEORGIA*
AMERICANA HEALTHCARE CORPORATION OF NAPLES*
BAILY NURSING HOME, INC.*
BOOTH LIMITED PARTNERSHIP (99% OWNED)*
DEKALB HEALTHCARE CORPORATION*

DEVON MANOR CORPORATION*
DISTCO, INC.*
EISELE & COMPANY, INC.
EXECUTIVE ADVERTISING, INC.*
COLEWOOD LIMITED PARTNERSHIP (99% OWNED)*
FOUR SEASONS NURSING CENTERS, INC.*
HEARTLAND THERAPY PROVIDER NETWORK, INC.*
IN HOME HEALTH, INC.*
JACKSONVILLE HEALTHCARE CORPORATION*
BOOTH LIMITED PARTNERSHIP (1% OWNED)*
NEW MANORCARE HEALTH SERVICES, INC.*
MANOR CARE SUPPLY COMPANY*
MANOR CARE HEALTH SERVICES OF OKLAHOMA, INC.*
NORMAN SPECIALTY HOSPITAL, LLC (49.5% OWNED)
MANORCARE HEALTH SERVICES OF DELAWARE COUNTY, INC.
MANORCARE HEALTH SERVICES OF WASHINGTON, INC.
LEADER NURSING AND REHABILITATION CENTER OF BETHEL PARK, INC.*
LEADER NURSING AND REHABILITATION CENTER OF GLOUCESTER, INC.*
LEADER NURSING AND REHABILITATION CENTER OF SCOTT TOWNSHIP, INC.*
LEADER NURSING AND REHABILITATION CENTER OF VIRGINIA INC.*
MANOR CARE OF AKRON, INC.*
MANOR CARE OF ARIZONA, INC.*
MANOR CARE OF ARLINGTON, INC.*
MANOR CARE OF CANTON, INC.*
MANOR CARE OF CHARLESTON, INC.*
MANOR CARE OF CINCINNATI, INC.*
MANOR CARE OF COLUMBIA, INC.*
MANOR CARE OF DARIEN, INC.*
MANOR CARE OF DELAWARE COUNTY, INC.*
MANOR CARE OF HINSDALE, INC.*
MANOR CARE OF KANSAS, INC.*

MANOR CARE OF KINGSTON COURT, INC.*
MANOR CARE OF LARGO, INC.*
MANOR CARE OF LEXINGTON, INC.*
MANOR CARE OF MEADOW PARK, INC.*
MANOR CARE OF MIAMISBURG, INC.*
MANOR CARE OF NORTH OLMSTEAD, INC.*
MANOR CARE OF PINEHURST, INC.*
MANOR CARE OF ROLLING MEADOWS, INC.*
MANOR CARE OF ROSSVILLE, INC.*
MANOR CARE OF WILLOUGHBY, INC.*
MANOR CARE OF WILMINGTON, INC.*
MANOR CARE OF YORK (NORTH), INC.*
MANOR CARE OF YORK (SOUTH), INC.*
MANORCARE HEALTH SERVICES OF NORTHHAMPTON COUNTY, INC.*
MANORCARE HEALTH SERVICES OF VIRGINIA, INC.*
MID-ATLANTIC POST ACUTE NETWORK, INC. (50% owned)
THE NIGHTINGALE NURSING HOME, INC.*
PEAK REHABILITATION, INC.*
PLM, INC.
PLM LIMITED PARTNERSHIP (41% OWNED)
ROLAND PARK NURSING CENTER, INC.*
SILVER SPRING — WHEATON NURSING HOME, INC.*
STEWALL CORPORATION*
CHARLES MANOR, INC.*
CHESAPEAKE MANOR, INC.*
PNEUMATIC CONCRETE, INC.*
STRATFORD MANOR, INC.*
STUTEX CORP.
TOTALCARE CLINICAL LABORATORIES, INC.*
WINTER PARK NURSING CENTER, INC. (71% OWNED)
PLM LIMITED PARTNERSHIP (50% OWNED)
BATH ARDEN, LLC*
CLAIRE BRIDGE OF ANDERSON, LLC*
CLAIRE BRIDGE OF AUSTIN, LLC*

CLAIRE BRIDGE OF KENWOOD, LLC*
CLAIRE BRIDGE OF SAN ANTONIO, LLC*
CLAIRE BRIDGE OF SUSQUEHANNA, LLC*
CLAIRE BRIDGE OF WARMINSTER, LLC*
FRESNO ARDEN, LLC*
TUSCAWILLA ARDEN, LLC*
WILLIAMSVILLE ARDEN, LLC*
INDUSTRIAL WASTES, INC.*
MANOR CARE AVIATION, INC.*
PORTFOLIO ONE, INC.*
ANNANDALE ARDEN, LLC*
BAINBRIDGE ARDEN, LLC*
BINGHAM FARMS ARDEN, LLC*
COLONIE ARDEN, LLC*
CRESTVIEW HILLS, LLC*
FIRST LOUISVILLE ARDEN, LLC*
GENEVA ARDEN, LLC*
HANOVER ARDEN, LLC*
JEFFERSON ARDEN, LLC*
KENWOOD ARDEN, LLC*
LIVONIA ARDEN, LLC*
MEMPHIS ARDEN, LLC*
NAPA ARDEN, LLC*
ROANOKE ARDEN, LLC*
SAN ANTONIO ARDEN, LLC*
SILVER SPRING ARDEN, LLC*
SUSQUEHANNA ARDEN, LLC*
TAMPA ARDEN, LLC*
WALL ARDEN, LLC*
WARMINSTER ARDEN, LLC*
HEARTLAND EMPLOYMENT SERVICES, INC.*
MNR FINANCE CORP.*
MANOR CARE INSURANCE LTD.
* Affiliates that are Subsidiary Guarantors of the New Notes.

MANAGEMENT AND CONTROL

4. Directors and Executive Officers

     The following table lists the names of all directors and executive officers of the Company as of September 30, 2004. The mailing address of each director and executive officer is: c/o Manor Care, Inc., 333 North Summit Street, Toledo, Ohio 43604-2617.

Name	Office
Paul A. Ormond	Director, President, Chief Executive Officer and Chairman
M. Keith Weikel	Director, Senior Vice President and Chief Operating Officer
Virgis W. Colbert	Director
Joseph F. Damico	Director
Joseph H. Lemieux	Director
William H. Longfield	Director
John T. Schwieters	Director
Gail R. Wilensky	Director
Thomas L. Young	Director
Geoffrey G. Meyers	Executive Vice President and Chief Financial Officer,
Treasurer and Assistant Secretary
R. Jeffrey Bixler	Vice President, General Counsel and Secretary
Steven M Cavanaugh	Vice President, Director of Corporate Development and Assistant Secretary
William J. Chenevert	Vice President and Director of Operations Support
Nancy A. Edwards	Vice President and General Manager of Central Division
R. Michael Ferguson	Vice President, Procurement
Larry R. Godla	Vice President, Development & Construction
John K. Graham	Vice President and General Manager of Eastern Division
Jeffrey A. Grillo	Vice President and General Manager of Mid-Atlantic Division
J. Susan Harless	Vice President, Director Clinical Services for Heartland Home Health Care and Hospice
Kathryn S. Hoops	Vice President, Director of Taxation & Assistant Treasurer
William H. Kinschner	Vice President, Director of Management Support Services
David B. Lanning	Vice President, Development
Barry A. Lazarus	Vice President, Director of Reimbursement
Larry C. Lester	Vice President of Marketing and General Manager of Midwest Division
Murry J. Mercier	Vice President, Director of Information Services
Spencer C. Moler	Vice President, Controller, Assistant Treasurer & Assistant Secretary
James P. Pagoaga	Vice President, Rehabilitation Services
Richard W. Parades	Vice President and General Manager of Mid-States Division
John I. Remenar	Vice President, Director of Financial Services
F. Joseph Schmidt	Vice President and General Manager of Southern Division
Joyce C. Smith	Vice President, Director of Clinical Services
Steven D. Spencer	Vice President, Director of Human Resources and Labor Relations and Assistant Secretary
Ronald P. Traupane	Vice President, Interior Design & Architecture
Jo Ann Young	Vice President, General Manager of Assisted Living

5. Principal Owners of Voting Securities

     As of November 15, 2004 to the best of the Company’s knowledge, no person beneficially owned more than 10% of its outstanding voting securities.

UNDERWRITERS

6. Underwriters

     (a) Name and address of each person who, during the last 3 years, acted as an underwriter of any securities of Manor Care which are outstanding as of the date of filing this application.

Underwriter	Mailing Address
JP Morgan Securities Inc.	270 Park Avenue New York, New York 10017

Merrill Lynch, Pierce, Fenner & Smith Incorporated	4 World Financial Center New York, New York 10080

UBS Warburg LLC	P.O. Box CH-8098 Zurich, Switzerland

Banc of America Securities LLC	100 N. Tyron Street Charlotte, North Carolina 28255

BNY Capital Markets, Inc.	c/o The Bank of New York Co. Inc. One Wall Street New York, New York 10286

NatCity Investments, Inc.	1965 East Sixth Street Cleveland, Ohio 44114

SunTrust Robinson Humphrey Capital Markets	3333 Peachtree Road, NE Atlanta, Georgia 30326

     (b) No person is acting as a principal underwriter of the New Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7. Capitalization

(a)	The authorized and outstanding capital stock and debt securities of the Company as of October 29, 2004 were as follows:

		Amount
Title of Class	Amount Authorized	Outstanding
Common Stock, par value $0.01	300,000,000	86,437,598
Preferred Stock, par value $0.01	5,000,000	0
2.125% Senior Convertible Notes due 2023	$100,000,000	$100,000,000
7 ½% Senior Notes due 2006	$150,000,000	$100,000,000
8% Senior Notes due 2008	$200,000,000	$150,000,000
6.25% Senior Notes due 2013	$200,000,000	$200,000,000

(b)	Holders of common stock are entitled to one vote for each share held of record on all matters voted upon by stockholders, and a majority vote is required for all action to be taken by stockholders, except that the consent of 80% of the outstanding shares of capital stock of the Company is required to amend or repeal the Company’s Articles of Incorporation to change the number or class of directors, alter certain powers of the stockholders under the Articles of Incorporation or impose cumulative voting in the election of directors. No holder of any other securities of the Company is entitled to vote on matters submitted to a vote of stockholders, unless as expressly permitted by law or as may be determined by the Board of Directors in a certificate of designations, preferences and rights.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions

     The New Notes will be issued under the Indenture to be dated as of the consummation of the Exchange Offer and entered into between the Company and U.S. Bank National Association, as trustee (the “Trustee”). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture, a form of which is attached as Exhibit T3C hereto.

(a) Events of Default; Withholding of Notice

Each of the following is an “Event of Default”:

(1)	default in any payment of interest (including any Contingent Interest) on any New Note when the same becomes due and payable, and such default continues for a period of 30 days;

(2)	default in the payment of the principal of any New Note when the same becomes due and payable at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3)	failure by the Company or any Subsidiary Guarantor to comply with any of its obligations under Article IV or Section 10.2 of the Indenture;

(4)	the Company defaults in the performance of or a breach by the Company of any other covenant or agreement in the Indenture or under the New Notes (other than those referred to in (1), (2) or (3) above) and such default continues for 60 days after the notice specified below;

(5)	there is a default under any mortgage, indenture or instrument under which there may be issued or by which there may be outstanding, or by which there may be secured or evidenced any Debt for money borrowed by the Company or any of its Subsidiaries (other than Non-Recourse Debt of a Non-Recourse Subsidiary), whether such Debt now exists, or is created after the date of the Indenture, which default:

a.	is caused by a failure to pay principal of, or interest or premium, if any, on such Debt prior to the expiration of the grace period provided in such Debt (“Payment Default”); or

b.	results in the acceleration of such Debt prior to its maturity;

and, in each case, the principal amount of any such Debt, together with the principal amount of any other such Debt under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more or its foreign currency equivalent at the time and such acceleration shall not have been rescinded or annulled within 10 days after written notice of such acceleration has been received by the Company or such Subsidiary;

(6)	the Company pursuant to or within the meaning of any Bankruptcy Law:

a.	commences a voluntary case or proceeding;

b.	consents to the entry of judgment, decree or order for relief against it in an involuntary case or proceeding;

c.	consents to the appointment of a Custodian (as defined below) of it or for any substantial part of its property; or

d.	makes a general assignment for the benefit of its creditors;

e.	consents to or acquiesces in the institution of a bankruptcy or an insolvency proceeding against it;

f.	takes any corporate action to authorize or effect any of the foregoing; or

g.	takes any comparable action under any foreign laws relating to insolvency; or

(7)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

a.	is for relief against the Company in an involuntary case;

b.	appoints a Custodian of the Company for all or substantially all of the Company’s property; or

c.	orders the winding up or liquidation of the Company; and

              in each case the order or decree or relief remains unstayed and in effect for 90 days; or

(8)	there has been entered in a court of competent jurisdiction a final judgment for the payment of $20.0 million or more rendered against the Company or any Subsidiary, which judgment is not fully covered by insurance or not discharged or stayed within 90 days after (A) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (B) the date on which all rights to appeal have been extinguished (“judgment default provision”).

     The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

     Notwithstanding the foregoing, a Default under clause (4) will not constitute an Event of Default until the Trustee or the Holders of 25% or more in principal amount of the outstanding New Notes notify the Company of the Default in writing and the Company does not cure such Default within the time specified in clause (4) after receipt of such notice.

     The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers’ Certificate of any Default or Event of Default under clauses (3), (4), (5), (6), (7) or (8), which such notice shall contain the status thereof and a description of the action being taken or proposed to be taken by the Company in respect thereof.

     If an Event of Default occurs and is continuing, the Trustee by notice to the Company, or the Holders of at least 25% in outstanding principal amount of the outstanding New Notes by notice to the Company and the Trustee, may, and the Trustee at the request of such Holders shall, declare the principal of and accrued and unpaid interest, if any, (including any Contingent Interest) on all the New Notes to be due and payable. Upon such a declaration, such principal, premium, if any, and accrued and unpaid interest (including any Contingent Interest) shall be due and payable immediately.

(b) Authentication and Delivery of New Notes; Use of Proceeds

     Any one of the following officers of the Company: the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer, or the Secretary of the Company (each an “Officer”) shall sign the New Notes for the Company by manual or facsimile signature. If an Officer whose signature is on a New Note no longer holds that office at the time the Trustee authenticates the New Note, the New Note shall be valid nevertheless.

     A New Note shall not be valid until an authorized signatory of the Trustee manually authenticates the New Note. The signature of the Trustee on a New Note shall be conclusive evidence that such New Note has been duly and validly authenticated and issued under this Indenture. A New Note shall be dated the date of its authentication. The Trustee will authenticate and deliver the New Notes, upon a written order of the Company signed by two Officers or by an Officer and either the Assistant Treasurer or an Assistant Secretary of the Company.

     All New Notes issued on the Issue Date shall be identical in all respects other than issue dates, the date from which interest accrues and any changes relating thereto. Notwithstanding anything to the contrary contained in the Indenture, all New Notes issued under the Indenture shall vote and consent together on all matters as one class and no series of New Notes will have the right to vote or consent as a separate class on any matter.

     The Trustee may appoint an agent (the “Authenticating Agent”) reasonably acceptable to the Company to authenticate the New Notes. Any such instrument shall be evidenced by an instrument signed by a Trust Officer, a copy of which shall be furnished to the Company. Unless limited by the terms of such appointment, any such Authenticating Agent may authenticate New Notes whenever the Trustee may do so.

     There will be no proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Old Notes.

(c) Release and Substitution of Property Subject to the Lien of the Indenture

     The New Notes are unsecured obligations of the Company. As such, the new Notes are not secured by any lien on any property.

(d) Satisfaction and Discharge of the Indenture

     The Company may discharge its liability on the New Notes when (1) the Company shall deliver to the Registrar for cancellation all New Notes previously authenticated (other than any New Notes which have been destroyed, lost or stolen and in lieu of or in substitution for which other New Notes shall have been authenticated and delivered) and not canceled, or (2) all the New Notes not canceled or delivered to the Registrar for cancellation shall have (a) been deposited for conversion and the Company shall deliver to the Holders cash or a combination of cash and shares of Common Stock, as applicable, sufficient to pay all amounts owing in respect of all New Notes (other than any New Notes which shall have been mutilated, destroyed, lost or stolen and in lieu of or in substitution for which other New Notes shall have been authenticated and delivered) not theretofore canceled or delivered to the Registrar for cancellation or (b) become due and payable on the Stated Maturity Date, Purchase Date, Fundamental Change Purchase Date or Redemption Date, as applicable, and the Company shall deposit with the Trustee cash sufficient to pay all amounts owing in respect of all New Notes (other than any New Notes which shall have been mutilated, destroyed, lost or stolen and in lieu of or in substitution for which other New Notes shall have been authenticated and delivered) not previously canceled or delivered to the Registrar for cancellation, including the principal amount and interest (including Contingent Interest, if any) accrued and unpaid to such Stated Maturity Date, Purchase Date, Fundamental Change Purchase Date or Redemption Date, as the case may be, and if in either case (1) or (2) the Company shall also pay or cause to be paid all other sums payable hereunder by the Company, then the Indenture with respect to the New Notes shall cease to be of further effect. The Trustee, on demand of the Company accompanied by an Officers’ Certificate and an Opinion of Counsel and at the cost and expense of the Company, shall execute proper instruments acknowledging satisfaction of and discharging the Indenture with respect to the New Notes; the Company, however, hereby agrees to reimburse the Trustee, Authenticating Agent, Paying Agent, Conversion Agent and Registrar for any costs or expenses thereafter reasonably and properly incurred by the Trustee, Authenticating Agent, Paying Agent, Conversion Agent and Registrar and to compensate the Trustee, Authenticating Agent, Paying Agent, Conversion Agent and Registrar for any services thereafter reasonably and properly rendered by the Trustee, Authenticating Agent, Paying Agent, Conversion Agent and Registrar in connection with the Indenture with respect to the New Notes.

     The Company’s obligations under the New Notes pursuant to: (i) any remaining rights of registration of transfer, substitution and exchange and conversion of New Notes; (ii) rights of Holders to receive payments of the amounts then due, including interest (including Contingent Interest, if any) with respect to the New Notes and the other rights, duties and obligations of Holders as beneficiaries hereof with respect to the amounts, if any, so deposited with the Trustee; and (iii) the rights, obligations and immunities of the Trustee, Authenticating Agent, Paying Agent, Conversion Agent and Registrar under the Indenture with respect to the New Notes, will survive until the New Notes are no longer outstanding.

     After such irrevocable deposit, the Trustee upon request will acknowledge in writing the discharge of the Company’s obligations under the New Notes and this Indenture, except for those surviving obligations specified above.

(e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

     The Company shall deliver to the Trustee within 120 days after the end of each Fiscal Year of the Company an officers’ certificate stating that in the course of the performance by the signers of their duties as Officers of the Company they would normally have knowledge of any Default or Event of Default and whether or not the signers know of any Default or Event of Default that occurred during such period. If they do, the certificate shall describe the Default or Event of Default, its status and the action the Company is taking or proposes to take with respect thereto. The Company also shall comply with TIA § 314(a)(4).

9. Other Obligors

     Each of the Affiliates listed on the chart titled Affiliated Companies under Section 3 above that is specifically designated with an asterisk is a subsidiary guarantor of the New Notes. The mailing address of each of the subsidiary guarantors is c/o Manor Care, Inc. 333 North Summit Street, Toledo, Ohio 43604.

Contents of application for qualification

     This application for qualification comprises:

(a)	Pages numbered 1 to 12, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of U.S. Bank National Association, Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).

(c)	The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the trustee:

Exhibit T3A	Amended and Restated Certificate of Incorporation of the Company, in effect as of the date hereof (incorporated by reference to Exhibit 3.1 to Manor Care, Inc.’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2004).

Exhibit T3B	Amended and Restated Bylaws of the Company, in effect as of the date hereof (incorporated by reference to Exhibit 3 to Manor Care, Inc.’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 1999).

Exhibit T3C*	Form of Indenture between the Company and U.S. Bank National Association, National Association, as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E-1**	Offer to Exchange dated November 3, 2004.

Exhibit T3E-2**	Letter of Transmittal.

Exhibit T3E-3**	Notice of Guaranteed Delivery

Exhibit T3E-4**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Exhibit T3E-5**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Exhibit T3E-6**	Supplement to Offer to Exchange, dated November 19, 2004.

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.

**	Previously filed.

SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Manor Care, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Toledo and State of Ohio, on the 23rd day of November, 2004.

(Seal)	Manor Care, Inc.

Attest: /s/ R. Jeffrey Bixler Name: R. Jeffrey Bixler Title: Vice President and General Counsel	By: /s/ Geoffrey G. Meyers Name: Geoffrey G. Meyers Title: Executive Vice President and Chief Financial Officer